                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  .............
                                   FORM 10-SB

                 General Form for Registration of Securities of
                             Small Business Issuers
                          Under Section 12(b) or (g) of
                             the Securities Exchange
                                   Act of 1934
                                  .............



                       SONUS COMMUNICATION HOLDINGS, INC.
                 (Name of Small Business Issuer in its charter)



          Delaware                                    54-193-9577
(State or other jurisdiction of                     (I.R.S. Employer
incorporation or organization)                      Identification No.)



    1600 Wilson Blvd., Suite 1008                        22209
        Arlington, Virginia                            (Zip Code)
(Address of principal executive offices)


                                 (703) 527-8860
                           (Issuer's telephone number)
                             . . . . . . . . . . . .


           Securities registered pursuant to Section 12(b) of the Act:
                                      None



           Securities registered pursuant to Section 12(g) of the Act:
                          COMMON STOCK $.0001 PAR VALUE

                               TABLE OF CONTENTS

                                                                                                               PAGE
                                                                                                               -----

PART I

  ITEM 1.        Description of Business..................................................................           1

  ITEM 2.        Management Discussion and Analysis or Plan of Operations.................................           6

  ITEM 3.        Description of Property..................................................................           8

  ITEM 4.        Security Ownership of Certain Beneficial Owners and Management...........................           8

  ITEM 5.        Directors, Executive Officers, Promoters and Control Persons.............................          11

  ITEM 6.        Executive Compensation...................................................................          14

  ITEM 7.        Certain Relationships and Related Transactions...........................................          16

  ITEM 8.        Description of Securities................................................................          17

PART II

  ITEM 1.        Market Price of and Dividends on the Registrant's Common Equity and Other Shareholder
                 Matters..................................................................................          17

  ITEM 2.        Legal Proceedings........................................................................          18

  ITEM 3.        Changes in and Disagreements with Accountants............................................          18

  ITEM 4.        Recent Sales of Unregistered Securities..................................................          18

  ITEM 5.        Indemnification of Directors and Officers................................................          19

PART F/S

                 Company (The Park Group, Ltd.) Financial Statements......................................          21

                 Sonus Communications, Inc. Financial Statements..........................................          30

                 Company (Sonus Communication Holdings, Inc.) Pro Forma Financial Statements..............          41

PART III

  ITEM 1.        Index to Exhibits........................................................................          47

  ITEM 2.        Description of Exhibits..................................................................          47

  Signatures..............................................................................................          48

                                      (i)

PART I

ITEM 1.  DESCRIPTION OF BUSINESS

     Sonus Communications, Inc. ("Sonus") is a wholly owned subsidiary of Sonus Communications Holdings, Inc. (the "Registrant"). The Registrant was incorporated in the State of Delaware on April 7, 1999.

     Sonus is a US "FCC-214" facilities based telecommunications company that utilizes the public Internet as well as private IP networks as its primary transport media. Sonus is among the first of a growing number of service providers to offer telephone services that utilize the Internet and private IP networks as its primary transport media and is also among the first carriers with Internet based telephone service regarded as equivalent to that of the major international long-distance carriers such as AT&T. Sonus implements leading edge technology in its ongoing effort to develop and deploy a global Internet Protocol ("IP") Network that transmits telephone, facsimile, data and video services.

     Sonus's current customers are international long-distance carriers and pre-paid calling card companies, that use the Sonus network (the "Sonus Network") to send their commercial telephone traffic through the "least cost route" to international destinations.

SONUS

     Sonus sells wholesale telephone, facsimile, and Internet service to US and foreign telecommunications carriers and pre-paid phone-card companies. Sonus' principal strategy is to develop business relationships with carriers in U.S. and international markets and to sell "out-bound" and "inbound" telephone services.

     Sonus is currently focused on expanding its international long distance telecommunications network and establishing an infrastructure that primarily uses the public Internet as well as private IP networks. Sonus is attempting to increase its customer base, expand the number of markets served, and expand capacity in the markets currently being served.

     Sonus plans to pursue geographical markets which have been historically under-served, but which management has identified to be "emerging," such as the former Soviet Union (the "FSU"), China and others. Sonus expects to enter new markets that it determines are strategic or offer the best opportunities for exploitation.

     Sonus hopes to gain share in the markets it enters by offering carrier quality services at lower prices than its competitors. Sonus relies on numerous technologies and techniques aimed at driving down the costs of its international routing, including Internet routing, "Intelligent switching" and a "Refile" strategy.

     The public Internet and private IP networks employed by the Company are significantly more cost-efficient that the older technology networks currently employed by both traditional long-distance carriers that use circuit switching and the "so-called" next-generation telecommunication companies ("Next Gen Telcos"), with networks that are based on "point-to-point" leased bandwidth. Use of the Internet gives Sonus a significant cost advantage, with "carrier grade" efficiency, over competitors that do not benefit from the low cost of Internet bandwidth.

     Sonus is able to offer competitive rates on traffic directed to destinations beyond its points of presence through the use of a Refile strategy and the Intelligent-switching capability built into the fabric of its network. Intelligent switching permits Sonus to utilize its points of presence ("PoPs") in foreign destinations to terminate phone traffic and/or to redirect it to destinations along the least cost route.

     Refile is a "least cost routing" strategy, whereby traffic is directed from one country to another country, then redirected to a third country. This practice permits Sonus to combine the cost-efficiency of its own network with favorable rate structures that exist between the countries in which Sonus maintains its points of presence ("PoPs") and other nations. Refile strategy leverages the Sonus Network by combining the cost-efficient connections between its points of presence ("PoPs") with favorable international long-distance rate structures that may exist from the country in which a PoP resides to other destinations.

     The vast majority of Sonus's traffic originates in the US and terminates in foreign destinations. Revenues derived from traffic originating in foreign destinations and terminating in the US, are deducted from Sonus's foreign termination costs rather than paid to Sonus directly. Therefore, all of Sonus's revenues are derived from US carrier clients and are US dollar denominated, which minimizes Sonus foreign exchange risk and most other financial risks associated with foreign operations.

     Currently, Sonus derives most of its revenue from telecommunications services to and from the FSU and China for four major customers. Its traffic to the FSU is carried over a private IP network. Sonus's China-directed telephone traffic is transmitted directly over the public Internet.

     The Internet service providers ("ISPs") that serve Sonus employ technologies, techniques and services that bypass the public exchange "choke points" greater than 90% of the time in both directions. Utilizing a strategy called "tunneling," Sonus's ISPs have strategically coordinated their relationship to send voice packets along the shortest, most direct path across the Internet. In bypassing the choke points, Sonus's Internet Protocol Voice packets in effect "cut ahead in line" past other data being transferred across the Internet by conventional means.

     Sonus is currently in the process of developing an entirely new network configuration that implements SS7 signaling ("SS7"). The implementation of SS7 offers the possibility of reducing Sonus's post-dial delay and supports advanced calling features. Most established long-distance carriers do not offer these capabilities as part of their international long-distance services. With the implementation of SS7. Sonus expects to be positioned to serve carriers attempting to differentiate themselves by offering "super-premium" services.

    Sonus was incorporated in May 1995 to provide its Former Soviet Union ("FSU") clients with Internet, phone and facsimile access services. Sonus began offering "outbound" international telephone service from the United States ("US") to the FSU in October 1998.

COMPETITION

    The markets in which Sonus operates are extremely competitive. Several Next Gen Telcos offer Internet-based long-distance service at a substantial discount to traditional commercial grade service.

    Competition for customers is primarily based on price and the type and quality of service offered. Sonus' ability to market its long-distance resale services depends upon the existence of spreads between the rates offered by Sonus and those offered by the International Exchange Carriers (IXCs) with whom it competes as well as those from whom it obtains service. IXC's are long-distance providers as well as companies that provide long-distance access. Sonus' ability to compete in the long-distance telecommunications market also depends, in part, on its ability to procure advantageous termination rates from other IXCs, and on the ability of such IXCs to carry the calls that Sonus routes to their networks.

Sonus competes with (i) International Exchange Carriers ("IXCs") engaged in the provision of long-distance access and other long-distance providers, including large carriers such as AT&T, MCI/WorldCom and Sprint and, (ii) foreign government-owned postal, telegraph and telephone monopolies ("PTTs"),
(iii) other marketers of international long-distance, (iv) wholesale providers of international long-distance services, (v) alliances for providing carrier services such as "Global One" (Sprint, Deutsche Telekom, and France Telecom), "Concert" (British Telecom Plc and MCI) and "Uniworld" (AT&T and Unisource-Telecom Netherlands, Telia AB, Swiss Telecom PTT and Telefonica de Espana S.A.), (vi) new entrants to the International and domestic long-distance market, such as the regional telephone operating companies ("RBOCs") in the United States, who have entered or have announced plans to enter the international long-distance market pursuant to recent legislation authorizing such entry, and new or expected entrants to the international long-distance market such as RWE AG ("RWE") in Germany, and
(vii) small resellers and facility-based TXCs. Many of Sonus' competitors are significantly larger and have substantially greater market presence and financial, technical, operational, marketing and other resources and experience than Sonus.

SUPPLIERS AND PROVIDERS

    Sonus is dependent on third-party suppliers of telecommunications and Internet network transmission services for many of its services and does not have long-term contracts with some of its suppliers. Sonus' principal suppliers of satellite services and satellites are ICG Satellite Services, Inc., Comsat, Inc. and Intelsat, Inc. Sonus' principal suppliers of terrestrial and internet circuits include MCI/WorldCom and Verio. Sonus is dependent upon its current primary providers of leased-line network capacity and Internet access and upon third-parties to provide telecommunications services to its customers. Sonus' ability to provide quality and reliable telecommunications services and its ability to expand its network through the timely provisioning of new voice and data lines is dependent upon the services of telecommunication and Internet service providers such as MCI/WorldCom.

MAJOR CUSTOMERS

    Currently, Sonus has four primary customers, all of which are resellers of long distance telephone service for long-distance providers or are long distance providers. These customers are Carmen Associates, World Link, Incorporated, Axistel, Inc. and World Access, Inc. Sonus is dependent on these customers for the majority of its revenues.

REGULATORY ENVIRONMENT

    TELECOMMUNICATIONS. Sonus is a Federal Communications Commission ("FCC") "214-approved" facilities based carrier and has received its license under the Communications Act of 1934. U.S. domestic interstate long-distance telecommunications services are generally subject to regulation by the FCC. Intrastate long-distance services are regulated by state commissions, which have varying requirements. International telephone services are subject to regulation by both U.S. and foreign regulators. The FCC requires international telephone service providers such as Sonus to provide service without violating the laws of the countries in which they operate. Local laws and regulations differ among the jurisdictions in which Sonus operates, and the interpretation and enforcement of such laws and regulations vary and are often based on the informal views of the local government ministries which, in some cases, are subject to influence by the local PTTs. In certain of Sonus' principal existing and target markets, there may exist certain laws, regulations or policies that either prohibit or limit, or could be used to prohibit or limit, certain of Sonus' services.

    The 1996 Telecommunications Act substantially altered the regulatory framework for the telecommunications industry for domestic and U.S. international telecommunications services. The 1996 Telecommunications Act directs the FCC to conduct a variety of rulemaking activity to implement the Act's requirements. The Company cannot predict the ultimate effects of this legislation or the outcome of the FCC rulemaking required by this Act. The legislation does not impose substantial regulatory burdens on Sonus at present. However, the rulemaking required by the 1996 Telecommunications Act could produce additional regulatory requirements, including a requirement that Sonus contribute some portion of its revenues to subsidize mechanisms for universal service. In addition, the legislation could increase competition and affect interconnections and costs.

    Many of the overseas markets in which Sonus currently markets long-distance telephone services are undergoing dramatic changes as a result of privatization and deregulation. The European Union has mandated competitive markets for the European telecommunications industry and the various European countries are at different stages of opening their telecommunications markets. As a result of privatization and deregulation, a new competitive environment is emerging in which major European telephone companies, media companies and utilities are entering the telecommunications market and forming new alliances which are radically changing the landscape for domestic and international telephone services. This new environment, although competitive, has allowed small companies such as Sonus to penetrate new markets and rapidly gain market share.

    INTERNET TELEPHONY. The FCC and various state regulatory commissions have not made any formal determinations regarding the regulatory status of voice telephony services provided through use of the Internet. However, America's Carriers Telecommunications Association, an association of domestic phone carriers, filed a petition (the "Petition") in March, 1996 with the FCC alleging that providers of Internet telephone software are operating as telecommunications carriers and, as such, should be subject to the FCC regulatory framework applicable to traditional telecommunications companies. The Petition seeks a declaratory ruling establishing the FCC's authority over interstate and international communications using the Internet and an order directing that persons providing Internet phone service to comply with the regulatory requirements of the Communication Act of 1934. Finally, the Petition urges the FCC to initiate a rulemaking proceeding to consider rules governing the use of the Internet for the provision of telecommunication services. The FCC has not taken final action with respect to the Petition.

    Sonus is also subject to regulations relating to Internet telephony in each point of presence in which it operates. Some of the countries in which Sonus' PoPs are located have uncertain regulatory environments.

EMPLOYEES

    Sonus has seven employees, all of which are full-time employees. The Registrant has no employees and does not anticipate hiring any employees in the foreseeable future.

    Certain of Sonus' employees have entered into employment and other agreements with Sonus, which are described in Part 6 of Item I and incorporated herein by reference.

HISTORY

    HISTORY OF PREDECESSOR CORPORATION

    The Registrant is the successor of The Park Group, Ltd. ("Park") as the result of a merger of Park with and into the Registrant, with the Registrant as the surviving company following the merger. The merge became effective on April 16, 1999.

    Park was originally incorporated as American Ventures, Inc. ("AVI") on January 24, 1986 under the laws of the State of Colorado. AVI was formed as a "blind pool," in which investors entrusted management to apply of the offering proceeds to acquire or merge with a suitable operating company. In August of 1986, AVI closed an initial public offering of it stock. In February of 1987, AVI acquired The Park Group, Ltd., a mortgage company, (the "Mortgage Company"), as a wholly owned subsidiary. AVI then changed the Mortgage Company's name to "Park Group Mortgage Company, Ltd.," and changed its own name to "The Park Group, Ltd."

    THE MERGER OF SONUS WITH SONUS PARK ACQUISITION, INC.

    In January of 1999, Sonus entered into merger discussions with Park. In anticipation of the merger, Park formed Sonus Park Acquisition, Inc., a Virginia corporation, as a wholly owned subsidiary of Park, which merged with and into Sonus on March 4, 1999, leaving Sonus as the surviving corporation and a wholly owned subsidiary of Park. The former shareholders of Sonus received approximately 92% of the capital stock of Park in the merger.

     THE MERGER OF THE REGISTRANT WITH PARK

     On April 7, 1999, Park organized the Registrant as a Delaware corporation and wholly owned subsidiary of Park. On April 16, 1999, the Registrant merged with and into Park, leaving the Registrant as the surviving corporation following the merger. As a consequence of the merger, Sonus become a wholly-owned subsidiary of the Registrant. Shares of Park were exchanged for shares of the Registrant on a one-for-one basis in the merger. The purpose of the merger was to reincorporate in the State of Delaware.

ENVIRONMENTAL COMPLIANCE

     The cost and effect of compliance with environmental laws has not been a material factor for the Registrant or Sonus.

FORWARD LOOKING STATEMENTS

     Certain statements made in this Form 10-SB are not based on historical facts, but are forward-looking statements. The provisions of the Private Securities Litigation Reform Act of 1995 provide companies with a "safe harbor" when making forward-looking statements. These statements can be identified by the use of forward-looking terminology such as "believes," "expects," "may," "will," "should," "anticipates," "intends," "plans" or the negative thereof or other variations thereon or comparable terminology, or by discussions of strategy. Forward-looking statements are based on the beliefs of the Registrant's management with respect to future events and are subject to risks and uncertainties that could cause actual results to differ materially from those in forward-looking statements. Such risks and uncertainties include but are not limited to: competitive factors including the increased competition from existing competitors and the emergence of new and different technologies; pricing pressures; changes in relationships with its suppliers, customers, distributors and vendors; adverse changes in legal and regulatory requirements domestically and in all jurisdiction in which Sonus provides services or operates it systems; and adverse changes in general economic conditions.

ITEM 2.  MANAGEMENT DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

OVERVIEW

         The Registrant's only material asset is all of the issued and outstanding capital stock of Sonus.

         Sonus was incorporated in the State of Virginia in May of 1995 to provide satellite based Internet, telephone and facsimile services in the former Soviet Union. Sonus entered the U.S. out bound international telephone service business in October 1998 and is currently focused on building and operating a facilities based worldwide telecommunications network which will provide quality telephone and facsimile services in several foreign markets.

         In January of 1999, Sonus also entered into merger discussions with Park, which completed a "blind-pool" public offering in 1986. Park has remained inactive since 1993 except for reviewing and evaluating possible merger and acquisition opportunities. In anticipation of the merger, Park formed Sonus Park Acquisition, Inc., a Virginia corporation, which merged with and into Sonus. The merger became effective on March 4, 1999, subsequent to the year end, leaving Sonus as the surviving corporation and a wholly owned subsidiary of Park.

RESULTS OF OPERATIONS

         During 1997, Sonus had revenues of $121,318 from consulting services, its only source of revenues during 1997. In 1998, Sonus generated total revenues of $287,290 of which $225,840 was from telecommunications services as Sonus began to install its network. Revenues from consulting services decreased to $61,450 as Sonus began to focus on building the telecommunications services business.

         During 1998, Sonus was transmitting telephone calls from the Republic of Georgia. In the second quarter of 1999, Sonus installed and began transmitting telephone calls to China. As Sonus proves the reliability of this system, Sonus expects revenues from China to increase, but can provide no assurances in that regard. Sonus is also in the process of installing a system in other countries which it expects to generate telephone traffic later in 1999.

         If the above locations prove reliable, Sonus expects its customers to send more traffic over Sonus' network thereby increasing revenues. Sonus is also developing partnerships in other foreign markets which may allow Sonus to enter these markets and install its networks.

         By using the Internet, Sonus has a cost advantage over traditional long distance competitors that use leased bandwidth. As a result of this advantage, Sonus expects to be able to attract customers that will use the Sonus Network to carry long distance traffic resulting in additional revenue to Sonus.

         For the year ended December 31, 1997, Sonus' operating expenses were $165,047. During 1998, Sonus began its telecommunications services business which resulted in an increase in operating expenses to $350,755. In order to build the network currently in place, Sonus has made a significant investment in equipment and staffing. For the current call traffic levels, Sonus expects to increase staffing slightly to support the network. Sonus, however, expects that in order to increase capacity of the current installed locations and to expand into additional locations, a significant investment in both equipment and personnel will be necessary. The result will be to increase operating expenses with no assurance that a return on investment will occur.

         As a result of the limited operations described above, Sonus had net losses of $70,463 in 1998 and net losses of $50,727 in 1997.

LIQUIDITY

         At December 31, 1998, Sonus had cash of $1,002, negative working capital of $312,472 and negative shareholders equity of $180,826. In January 1999, Sonus completed the sale of 750,000 shares of its common stock in a private offering realizing net proceeds aggregating approximately $627,000. The Registrant is currently in the process of raising additional funds through a private placement in order to fund operations.

         As noted above, expansion of the current network as well as the addition of more locations requires substantial investment of both equipment and personnel. Sonus expects that it will have to continue to raise funds to have enough cash to pay for this expected expansion.

IMPACT OF THE YEAR 2000 ON INFORMATION SYSTEMS

         The Year 2000 issue arises as the result of computer programs having been written, and systems having been designed using two digits rather than four to define the applicable year. Consequently, such software has the potential to recognize a date using "00" as the year 1900 rather than the year 2000. This could result in a system failure or miscalculations causing disruptions of operations, including, among other things, a temporary inability to process transactions, send invoices, or engage in similar normal business activities.

         Neither the Registrant nor Sonus is expected to be affected by Year 2000 because neither corporation relies on date-sensitive software or affected hardware. Sonus' current accounting and other systems were purchased with Year 2000 compliant "off-the-shelf" software and therefore does not expect any Year 2000 software problems. If Sonus finds it is using any non-compliant Year 2000 software, it expects to be able to timely update the systems. However, there are no assurances that a material adverse effect could not occur.

         Sonus has not yet contacted other companies on whose services they depend to determine whether such companies' systems are Year 2000 compliant. If any systems of Sonus or other companies, including Sonus' customers, are not Year 2000 compliant, there could be a material adverse effect on the Registrant's and Sonus' financial condition or results of operations.

ITEM 3.  DESCRIPTION OF PROPERTY

         Sonus maintains its corporate headquarters in and leases 2,027 square feet of office space located at 1600 Wilson Blvd., Suite 1008, Arlington, Virginia 22201.

         Sonus owns telecommunications equipment located in Holmdel, New Jersey, New York City, New York, Los Angeles, California, Shanghai, China and Tbilisi, Republic of Georgia. Sonus paid approximately $428,000 for the telecommunications equipment, of which approximately $231,000 was sold to a customer of Sonus. The value of the equipment currently owned by Sonus is approximately $257,000.

ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

         The following table sets forth, as of May 12, 1999, the beneficial ownership of shares of the common stock of the Registrant, par value $.0001 per share (the "Common Stock") of those persons known to be the beneficial owners of more than 5% of such securities. Common Stock is the only voting stock which the Registrant has issued.

                        BENEFICIAL OWNERS OF MORE THAN 5%
                          OF THE REGISTRANT'S COMMON STOCK


                                                         AMOUNT AND NATURE OF BENEFICIAL
             NAME AND ADDRESS OF BENEFICIAL OWNER                   OWNERSHIP                  PERCENT OF CLASS
             ------------------------------------        -------------------------------       ----------------
          Charles W. Albo                                           1,044,431                       31.2%
          1600 Wilson Blvd
          Suite 1008
          Arlington, VA
          22201

          Nana Maraneli                                             1,000,000                       29.9%
          1600 Wilson Blvd.
          Suite 1008
          Arlington, VA
          22201

          L. Flomenhaft & Co., Inc.                                   697,500(1)                    17.8%
          225 West 34th Street
          Suite 2008
          New York, NY
          10122

          Evansville Ltd.                                             175,000                        5.2%
          Attn: Thomas A. Huzer
          Quadrant Management, Inc.
          720 5th Avenue
          New York, NY
          10019



         The following table sets forth, as of May 12, 1999, the beneficial ownership of shares of Common Stock of the Directors and Executive Officers of the Registrant.

                        BENEFICIAL OWNERSHIP OF DIRECTORS
                             AND EXECUTIVE OFFICERS


                                                AMOUNT AND NATURE OF
     NAME AND ADDRESS OF BENEFICIAL OWNER       BENEFICIAL OWNERSHIP    PERCENT OF CLASS
     ------------------------------------       --------------------    ----------------
Charles W. Albo - Chairman and                      1,044,431                31.2%
Executive Vice President
1600 Wilson Blvd.,
Suite 1008
Arlington, VA 22201

Steven Albo - Chief Technology Officer                 90,000 (2)             2.6%
1600 Wilson Blvd.,
Suite 1008
Arlington, VA 22201

Raleigh Coffin - Director                              25,000 (3)              -- (4)
c/o Hudson Capital Advisors, LLC
160 Shore Road
Old Greenwich, CT 06870

W. Todd Coffin - Chief Executive
Officer, President and Director                        50,000                  1.5%
1600 Wilson Blvd.,
Suite 1008
Arlington, VA 22201


--------

(1) Includes warrants to purchase 90,000 shares of Common Stock at a price of $1.00 per share, which are fully vested, and warrants to purchase 487,500 shares of Common Stock at a price of approximately $.92 per share, all of which are fully vested.

(2) Represents warrants to purchase 75,000 shares of Common Stock at $1.00 per share granted as of January 1, 1999, all of which are fully vested, and warrants to purchase 15,000 shares of Common Stock at $1.00 per share granted as of April 20, 1999, all of which are fully vested.

(3) Represents 25,000 warrants to purchase shares of Common Stock at an exercise price of $1.00 per share which are fully vested.

(4)      Percent of class is less than 1%.



Nana Maraneli - Vice Chairperson,
Executive Vice President and Secretary              1,000,000                 29.9%
1600 Wilson Blvd.,
Suite 1008
Arlington, VA 22201

Richard D. Rose - Treasurer and Chief
Financial Officer                                      15,000 (5)               -- (6)
1600 Wilson Blvd.,
Suite 1008
Arlington, VA 22201

John Theodoracopulos - Director                       100,000                    3%
545 Madison Avenue
6th Floor
New York, NY 10022
Directors and Executive Officers as a Group         2,324,431                 66.9%



         CONDITIONAL RIGHT TO ACQUIRE CERTAIN SECURITIES

         In addition to the shares set forth in the table above, Mr. Albo also owns warrants to purchase 125,000 shares of Common Stock at $1.50 per share, which vest when the shares of Common Stock issued in the next private placement of Common Stock conducted by the Registrant are registered for resale or otherwise are exempt from registration under the Securities Act of 1933, as amended (the "Act") and the stock price per share has closed at or above $3.00 bid for 20 consecutive trading days within the eighteen month period following the closing of such private placement. The warrants were issued on April 20, 1999 and expire on April 20, 2004. The Company does not expect the foregoing vesting conditions to be satisfied within the next 60 days.

         In addition to warrants to purchase 90,000 shares of Common Stock of the Registrant at a price of $1.00 per share, all of which are fully vested, Mr. Stephen Albo owns warrants to purchase an additional 60,000 shares of Common Stock at a price of $1.00 per share, which vest in equal 10,000 warrant increments on each six month anniversary of the date of issuance of the warrants. The warrants were issued to Mr. Stephen Albo as of April 20, 1999.

         In addition to owning fully vested warrants to purchase 25,000 shares of Common Stock at a price of $1.00 per share, Mr. Raleigh Coffin also owns additional warrants to purchase 75,000 shares of Common Stock at an exercise price of $1.00 per share, 50,000 of which vest upon the successful completion of the next private placement of Common Stock conducted by the Registrant, which may or may not occur within the next 60 days, and 25,000 of which vest upon the accomplishment of certain other milestones which are not expected to be met within the next 60 days. The warrants were issued on April 20, 1999 and expire on April 20, 2004.

         In addition to the 50,000 shares of Common Stock shown in the table above, Mr. W. Todd Coffin, through Coffin & Sons, Inc., his wholly-owned consulting company, also has the right to receive (i) 50,000 additional shares of Common Stock upon the completion of the next private placement of Common Stock in an amount in excess of $1,000,000 at a price per share of at least $1.50 per share, which may or may not occur within the next 60 days,
(ii) 50,000 shares of Common Stock following the closing of such private placement, if the shares issued in such private placement are successfully registered for resale under the Act and the stock trades at or above $3.00 per share for 20 consecutive trading days within 18 months of the closing of such private placement, and (iii) in the event Sonus and Coffin & Sons, Inc. choose not to renew their consulting arrangement, 50,000 shares of Common Stock following the installation of a new chief executive officer identified and recruited by Coffin & Sons, Inc. and acceptable to Sonus.

0----------

(5) Represents 15,000 warrants to purchase shares of Common Stock at an exercise price of $1.00 per share which are fully vested.

(6)      Percent of class is less than 1%.

         In addition to the shares set forth in the table above, Ms. Maraneli also owns five year warrants to purchase 125,000 shares of Common Stock at $1.50 per share, which vest when the Common Stock issued in the next private placement of Common Stock conducted by the Registrant are registered for resale under the Act or otherwise are exempt from registration and the stock price per share has closed at or above $3.00 bid for 20 consecutive trading days within the eighteen month period following the closing of such private placement. The warrants were issued on April 20, 1999 and expire on April 20, 2004. The Company does not expect the foregoing vesting conditions to be satisfied within the next 60 days.

         In addition to warrants to purchase 15,000 shares of Common Stock of the Company at a price of $1.00 per share, all of which are fully vested, Mr. Rose owns warrants to purchase an additional 60,000 shares of Common Stock at a price of $1.00 per share, which vest in equal 10,000 warrant increments on each six month anniversary of the date of issuance of the warrants. The warrants were issued to Mr. Rose as of April 20, 1999 and expire on April 20, 2004.

         In addition to the shares set forth in the table above, Mr. Theodoracopulos owns $25,000 in 10% Convertible Debentures of the Company issued in May, 1999 (the "Debentures"). Under the terms of the Debentures, the outstanding principal amount, together with all interest accrued thereunder, is automatically converted into shares of Common Stock on the first closing of the next private placement of Common Stock to be conducted by the Registrant, at a conversion price of $1.50 or, if different, the price at which Common Stock will be offered in connection with such private placement. Such conversion may or may not occur within the next 60 days.

ITEM 5.  DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

         The names, ages and titles of all directors and executive officers of the Registrant and Sonus are:


             NAME                  AGE                    POSITION
             ----                  ---                    --------
W. Todd Coffin                     32     President, Chief Executive Officer, Director

Charles W. Albo                    61     Chairman and Executive Vice President, Director

Richard D. Rose                    44     Chief Financial Officer; Treasurer

Stephen Albo                       36     Chief Technology Officer

Raleigh Coffin                     65     Director

Nana Maraneli                      52     Vice-Chairman; Executive Vice-President; Secretary; Director

John Theodoracopulos               34     Director


         Each director is elected to hold office until the next annual meeting of stockholders and until his or her successor is elected and qualified. Each officer serves at the discretion of the Board of Directors, subject to any applicable employment agreements. Stephen Albo is Charles Albo's son.

         W. TODD COFFIN, CHIEF EXECUTIVE OFFICER, PRESIDENT, DIRECTOR, joined the Registrant and Sonus as CEO on April 14, 1999, as President on April 19, 1999 and as a Director on April 20, 1999. From March 1997 to April 1999, Mr. Coffin worked in investment banking for Tanner Unman Securities where he assisted in the financing of telecommunications companies including

IDT Corp. and Amnex and technology companies including Fonix, Globalink and SuperConductor Technologies. Mr. Coffin's background is in finance, telecommunications and enabling technologies. From June 1995 to May 1997, Mr. Coffin was the Investment Director for ETOM Technologies, a venture-backed technology company. From April of 1993 to May of 1995, Mr. Coffin was with Alex Brown & Sons. From 1991 to 1993, Mr. Coffin was with Smith Barney, Harris, Upham.

         RICHARD D. ROSE, CHIEF FINANCIAL OFFICER, TREASURER, joined the Registrant and Sonus on April 20, 1999 as Chief Financial Officer and Treasurer. From March 1998 until April 1999, Mr. Rose served as Vice President of Finance and Administration of Visual Mining, Inc., a venture-backed start-up software company. From October 1997 to March 1998, Mr. Rose was the Chief Financial Officer for the Netrix Corporation, a telephone/data switch manufacturer. From January 1997 through September 1997, Mr. Rose ran his own financial services company consulting to high-technology start-ups. Prior to January 1997, for more than five years, Mr. Rose was Chief Financial Officer of Penril Data Communication Networks, Inc., a manufacturer of data communications equipment.

         STEPHEN ALBO, CHIEF TECHNOLOGY OFFICER, has been the Company's Chief Technology Officer since January, 1999. He has over 14 years of project management, systems analysis, design, development and maintenance experience at all levels. He also has experience in telecommunications, software development and business management. From January, 1999, Mr. Albo was employed by Sonus as its Chief Technology Officer, responsible for system development, implementation, and maintenance of all voice/data networks. From September, 1996 until January 1999, Mr. Albo was the Director of Information Systems for CommTek Communications Corp., where he oversaw development and operations of all corporate IS functions including production of printed and electronic magazines, and EDI partnerships. From May, 1994 until September, 1996 he was Director of Information Systems/Manager of Technical Support for Intrafed, Inc., where he was in charge of development and operations of all corporate IS functions and the implementation and customer satisfaction of high imaging solutions. Mr. Albo is the son of Charles W. Albo, Chairman and Executive Vice President of the Registrant and Sonus.

         CHARLES W. ALBO, CHAIRMAN, has been Chairman and a director of the Registrant and Sonus since April 7, 1999, served as Chief Executive Officer of Sonus from its incorporation in May, 1995 until April 14, 1999, and has been a director of the Sonus since May, 1995. Mr. Albo oversees Sonus' existing operations and is responsible for managing and developing new domestic customer relationships and new foreign partnership relationships. Mr. Albo's background is in strategic planning, analysis and management. In 1994, together with Nana Maraneli, Mr. Albo co-founded Goodwill Communications, Ltd. ("Goodwill Communications"), a company which installed and is operating international telecommunications services linking the Republic of Georgia to the United States. From 1994 through the present, Mr. Albo has served as Goodwill Communications' president. Goodwill Communications expects to permanently cease operations in early 1999. From 1992 until 1995, Mr. Albo served as President of Management Vision Partners, Inc. ("Management Vision"), a company which assisted high technology companies in the development of next generation products, non-defense markets and international business.

         RALEIGH COFFIN, DIRECTOR, has been a director of the Registrant and Sonus since April 19, 1999. He has extensive management experience in several major corporations. Mr. Coffin is currently Director and Vice Chairman of InMedia Presentations Inc. (listed on the Montreal Exchange as IMD) ("InMedia") and is responsible for the strategic, marketing and funding needs for InMedia. InMedia sells computer software which provides for the digitization of film and other images for enhancement, e-mailing or multi-media presentations. Mr. Coffin served as President and CEO of ETOM Technologies Corp. ("ETOM"), a company that performed research and development for next generation DVD and video on demand technology, from 1992 until 1997. Mr. Coffin served as President and Founder of The Alternate Network, providing original programming and interactive phone services for The Alternate Network. He has served as Brand Manager at Procter & Gamble, assistant to the President and Chairman and as a division manager at General Foods (now Kraft/General Foods/Philip Morris), and President of International Standard Brands (now RJR/Nabisco). In addition, Mr. Coffin had responsibility for all operations outside the U.S. as President of Playtex International.

         NANA MARANELI, VICE-CHAIRPERSON, has been Vice Chairperson, Executive Vice President, Secretary and a director of the Registrant since April, 1999, was President of Sonus from May, 1995 until April 20, 1999, and has been a director of Sonus since May, 1995. Ms. Maraneli oversees the Company's operations in the FSU and is responsible for the development of new telecommunication opportunities in Eastern Europe and Asia. Ms. Maraneli was born in Tbilisi, Georgia and is a permanent resident of the United States. She has ten years experience generating business partnerships between entities in the U.S., Tbilisi, Georgia, Moscow, Paris, Vienna, Amsterdam, and London. Under George Soros' direction, Ms. Maraneli organized the development of the Soros Foundation's Georgian branch and served as its first executive director. In 1994, Ms. Maraneli co-founded Goodwill Communications. Goodwill Communications is a Georgian telecommunication service provider linking Georgia to the United States and elsewhere. It is the first private joint venture telecommunications company in Georgia and owns a satellite earth station in Tbilisi, Georgia. From 1993 through 1995, Ms. Maraneli served as Vice President of Management Vision Partners, Inc. While at Management Vision Partners, Inc., Ms. Maraneli assisted other companies in identifying joint venture partners and negotiating joint venture agreements for enterprises in Eastern Europe and the FSU, including joint ventures in Karelia for forest products, Georgia for bank card clearing and Bulgaria for cellular and paging services.

         JOHN THEODORACOPULOS, DIRECTOR, joined the Registrant and Sonus on April 19, 1999. Since 1989, John H. Theodoracopulos has worked for National Shipping & Trading Corp. ("National"), a tanker and bulk carrier operator. Based in New York, New York, he oversees the fleet's worldwide commercial operations. He also advises National's overseas affiliates on investments in real estate, tourism and agriculture.

ITEM 6.  EXECUTIVE COMPENSATION

         The Registrant was incorporated on April 7, 1999 and has no history of executive compensation to report under this Item 6. Herbert R. Donica served as the chief executive officer of Park, the Registrant's predecessor, during the last three fiscal years, until February 26, 1999. Mr. Donica received no compensation for his services as chief executive officer of Park. Effective April 16, 1999, Park merged with and into the Registrant, with the Registrant as the surviving corporation following the merger. No other executive officer of Park received any compensation for services rendered to Park during the last three fiscal years.

         Charles W. Albo served as chief executive officer of Sonus during the last three fiscal years, until April 14, 1999. During the last three fiscal years, Mr. Albo received a cash salary of $9,794 in 1998, $35,996 in 1997 and $7,363 in 1996. Mr. Albo did not receive any options or warrants to purchase shares of the Registrant or Sonus during the last three fiscal years.

         In the current fiscal year (i) Charles W. Albo received warrants to purchase 125,000 shares of Common Stock at an exercise price of $1.50 per share, (ii) Raleigh Coffin received warrants to purchase 100,000 shares of Common Stock at an exercise price of $1.00 per share, (iii) Nana Maraneli received warrants to purchase 125,000 shares of Common Stock at an exercise price of $1.50 per share, (iv) Richard D. Rose received warrants to purchase 75,000 shares of Common Stock at an exercise price of $1.00 per share, and
(v) Coffin & Sons, Inc., a consulting company wholly-owned by W. Todd Coffin, received 50,000 shares of Common Stock and was granted the right to receive an additional 150,000 shares of Common Stock in consideration of its consulting services to Sonus. The warrants described in clauses (i), (ii),
(iii) and (iv) above expire on April 20, 2004.

SEE PART 6, "EMPLOYMENT AND OTHER AGREEMENTS" FOR ADDITIONAL INFORMATION.

DIRECTOR COMPENSATION

         Mr. Raleigh Coffin owns 25,000 warrants to purchase shares of Common Stock at an exercise price of $1.00 per share which are fully vested. In addition, Mr. Raleigh Coffin is also the owner of additional warrants to purchase 75,000 shares of Common Stock at an exercise price of $1.00 per share, 50,000 of which vest upon the successful completion of the next private placement of Common Stock, which may or may not occur within the next 60 days, and 25,000 of which vest upon the accomplishment of certain other milestones which are not expected to be met within the next 60 days. All of the warrants were issued on April 20, 1999 in consideration for consulting services that were rendered to the Company by Mr. Coffin.

         The directors do not receive any fees for their services in such capacity. However, each Director is reimbursed for all reasonable and necessary costs and expenses incurred as a result of being a Director of the Registrant and are entitled to certain benefits.

EMPLOYMENT AND OTHER AGREEMENTS

         Charles W. Albo is currently an at-will employee of Sonus. Sonus expects to enter into a written employment agreement with Mr. Albo during the second quarter of 1999. Mr. Albo has verbally agreed to forego his salary until April, 2000.

         Sonus entered into consulting agreement with Coffin & Sons, Inc. as of April 15, 1999. Coffin & Sons, Inc. is wholly owned by W. Todd Coffin. The agreement provides that Coffin & Sons, Inc. will provide certain consulting services relating to representing Sonus and the Registrant with investors and within the investment community, budgeting, financial planning and business development, among other things, for a term of six months and fifteen days. Coffin & Sons, Inc. will receive a cash consulting fee of $10,000 per month. Sonus may terminate the agreement for "cause". The agreement also contains provisions pursuant to which Coffin & Sons, Inc. has agreed not to complete with Sonus. In addition to the cash compensation provided in the agreement, Coffin & Sons, Inc. was issued 50,000 shares of Common Stock in May, 1999, and shall be entitled to further receive (i) 50,000 shares upon the successful completion of the next private placement of equity in an amount in excess of $1,000,000 at a price per share of at least $1.50; (ii) 50,000 shares following the closing of such private placement if the shares issued in such private placement are successfully registered for resale and the stock trades at or above $3.00 per share for 20 consecutive trading days; and
(iii) in the event Sonus and Coffin & Sons, Inc. fail to renew the Agreement after its stated expiration date, 50,000 shares following the installation of a new chief executive officer identified and recruited by Coffin & Sons, Inc. and acceptable to the Company.

         Nana Maraneli is currently an at-will employee of Sonus. Sonus expects to enter into a written employment agreement with Ms. Maraneli during the second quarter of 1999. Ms. Maraneli has verbally agreed to forego her salary until May, 2000.

         Sonus entered into an employment agreement with Mr. Rose as of April 15, 1999. The agreement provides that Mr. Rose will serve as Chief Financial Officer and Treasurer of Sonus and the Registrant for a term of one year. Mr. Rose is paid an annual salary of $84,000 and will receive $31,000 in additional compensation at the year-end if he is still employed by Sonus at such time. Upon execution of the agreement, Mr. Rose was granted five-year warrants to purchase 75,000 shares of Common Stock at $1.00 per share. Fifteen thousand of such warrants vested upon execution of the agreement, and the remainder will vest in equal installments of 10,000 warrants each, on each six month anniversary of the agreement. The agreement also provides that Mr. Rose shall be entitled to participate in benefit programs available to similarly situated senior management employees. Sonus may terminate the agreement for "cause" or upon the disability of Mr. Rose. The agreement also contains provisions pursuant to which Mr. Rose has agreed not to compete with Sonus for a certain period of time.

ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

         In April, 1999, Mr. Albo, Executive Vice President, and Ms. Maraneli, Executive Vice President, each transferred 550,000 shares of Common Stock to the Registrant (the "Founders Shares"), for cancellation by the Registrant. The cancellation became effective in May, 1999. In exchange for the Founders Shares, the Registrant issued to Mr. Albo and Ms. Maraneli each 125,000 stock purchase warrants dated April 20, 1999. Mr. Albo and Ms. Maraneli are the original founders of Sonus.

         In April, 1999, Mr. Albo and Ms. Maraneli also each transferred to the Registrant 75,000 shares, at a price of $1.50 per share (the "Redemption Price"), which shares were redeemed by the Registrant effective in May, 1999. Mr. Albo, Ms. Maraneli and the Registrant have agreed that payment of the Redemption Price will be deferred until the closing of a private placement of Common Stock in an amount not less than $1,000,000 or another equity financing of the Registrant in which the Registrant receives proceeds of not less than $1,000,000. In exchange for the deferral of the Registrant's payment obligations, the Registrant has agreed to advance each of Mr. Albo and Ms. Maraneli up to $7,000 each month as a loan from the Registrant to Mr. Albo and Ms. Maraneli, not to exceed the Redemption Price in the aggregate. All amounts so advanced will be deducted from the Redemption Price to be paid to Mr. Albo and Ms. Maraneli upon the closing of the proposed private placement or other equity financing providing proceeds to the Registrant not less than $1,000,000. Mr. Albo and Ms. Maraneli are required to repay such advances only from the amount of the Redemption Price paid to Mr. Albo and Ms. Maraneli by the Registrant.

         On April 16, 1999, the Registrant and Sonus agreed to convert the shareholder demand note in the aggregate principal amount of $99,969 issued by Sonus in favor of Mr. Albo (the "Demand Note") into 44,431 shares of Common Stock, reflecting a conversion rate of at least $2.25 per share. The Demand Note was cancelled in exchange for the issuance of the shares in May, 1999.

         In May, 1999, the Registrant offered $550,000 of its 10%
Convertible Debentures (the "Debentures"), of which amount $415,000 have been sold as of the date of this Form 10-SB. The Debentures will be automatically converted into Common Stock upon the first closing of a private placement of Common Stock following the issuance of the Debentures at a conversion price of $1.50 or, if different, the price at which the shares of Common Stock are offered in such private placement. Mr. Theodoracopulos purchased $25,000 aggregate principal amount of such Debentures.

SEE PART I, ITEM 4, "SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND
MANAGEMENT: CONDITIONAL RIGHT TO ACQUIRE CERTAIN SECURITIES" FOR ADDITIONAL INFORMATION, WHICH IS INCORPORATED BY REFERENCE INTO THIS ITEM.

SEE PART I, ITEM 6, "EXECUTIVE COMPENSATION: EMPLOYMENT AND OTHER AGREEMENTS" FOR ADDITIONAL INFORMATION, WHICH IS INCORPORATED BY REFERENCE INTO THIS ITEM.

ITEM 8.  DESCRIPTION OF SECURITIES

         The securities being registered are shares of common stock, par value $.0001 per share. There are one hundred million (100,000,000) shares of Common Stock authorized, with 3,342,385 shares currently outstanding. Each of the shares of Common Stock is entitled to one vote on all matters submitted to a vote of the stockholders. There are no cumulative voting rights or other special voting rights. There are no preemptive rights or any preference as to dividends or interest upon liquidation.

         On January 21, 1999, Sonus sold 750,000 shares of common stock and granted certain piggy-back registration rights in connection with such sale. The terms and conditions of the piggy-back registration rights are contained in Section 5 of the Stock Subscription Agreement attached hereto as Exhibit 3.1(a) incorporated herein. In addition, Sonus granted demand and piggy-back registration rights in accordance with Sections 10 and 11 of the Placement Agent Warrants attached hereto as Exhibit 3.1(j) and incorporated herein to the holders of 112,500 warrants issued in connection with the private placement of the aforementioned 750,000 shares. The Registrant has assumed the foregoing registration obligations of Sonus.

PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND OTHER SHAREHOLDER MATTERS

         There is no public market in which the Registrant's common equity is traded. The Registrant intends to seek listing of its Common Stock on the OTC Electronic Bulletin Board upon the effectiveness of this Form 10-SB. As of the date of filing of this Form 10-SB, there were approximately 156 holders of record of the Registrant's Common Stock. The Registrant has not declared any cash dividends. There are no restrictions on the Registrant's ability to pay dividends on common equity. The Registrant does not intend to declare or pay cash dividends in the foreseeable future. Management anticipates that all earnings and other cash resources of Sonus and the Registrant, if any, will be retained for investment in its business. The payment of dividends is subject to the discretion of the Board of Directors of the Registrant and will depend on the results of operations, financial position, financial requirements, general business conditions, restrictions imposed by financing arrangements, if any, legal and regulatory restrictions on the payment of dividends and other factors the Board of Directors deems relevant.

         In addition to 3,342,385 shares of Common Stock, the Registrant has outstanding (i) five-year stock purchase warrants, exercisable at $1.50, to purchase 250,000 shares of Common Stock, which vest when the shares of Common Stock issued in the next private placement of Common Stock are registered for resale (or otherwise exempt from registration), and the stock price of such shares has closed at or above $3.00 bid for 20 consecutive trading days within the eighteen month period following the closing of the proposed private placement, (ii) five year warrants to purchase 600,000 shares of Common Stock at $1.00 per share, which are fully vested, (iii) $415,000 aggregate principal amount of 10% Convertible Debentures, which will be automatically converted into Common Stock upon the first closing of a private placement of Common Stock following the issuance of the Debentures, at a conversion price of $1.50 or, if different, the price at which the shares of Common Stock are offered in such private placement,
(iv) warrants to purchase 100,000 shares of Common Stock at an exercise price of $1.00 per share, 25,000 of which are fully vested, 50,000 of which vest upon the successful completion of the next private placement of Common Stock, and 25,000 of which vest upon the completion of certain other financial milestones, and (v) an obligation to issue up to 150,000 shares of Common Stock to Coffin & Sons, Inc. pursuant to the consulting agreement attached to this Form 10-SB as Exhibit 6.1(f) and incorporated herein by reference.

         The Registrant has issued and outstanding 39,075 shares of Common Stock as of May 12, 1999 which the Registrant believes could be sold under Rule 144, promulgated under the Act.

         On January 21, 1999, Sonus sold 750,000 shares of common stock and granted certain piggy-back registration rights in connection with such sale. The terms and conditions of the piggy-back registration rights are contained in Section 5 of the Stock Subscription Agreement attached hereto as Exhibit 3.1(a) incorporated herein. In addition, Sonus granted demand and piggy-back registration rights in accordance with Sections 10 and 11 of the Placement Agent Warrant attached hereto as Exhibit 3.1(j) and incorporated herein to the holders of 112,500 warrants issued in connection with the private placement of the aforementioned 750,000 shares. The Registrant has assumed the foregoing registration obligations of Sonus.

ITEM 2.  LEGAL PROCEEDINGS

         Neither the Registrant nor Sonus is currently subject to any legal proceedings or suits.

ITEM 3.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

         None.

ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES

         In May 1998, Park issued 42,698,875 shares (prior to the 1 for
262.154216 reverse stock split approved by shareholders on January 29, 1999) of its common stock in exchange for services rendered and cancellation of indebtedness to Herbert R. Donica, Steven J. Goodman, Lawrence Kaplan, Eileen Kaplan and Creative Business Strategies Inc., all shareholders of Park. In November 1998, Park sold 14,795,177 shares of its common stock to existing shareholders of Park for $7,500 in cash. Park relied upon the exemption from registration contained in Section 4(2) of the Act in offering and selling such shares without registration under the Act.

         On January 21, 1999, Sonus sold 750,000 shares of common stock, $.001 per share (the "Private Placement Shares"), with L. Flomenhaft & Co., Incorporated, acting as placement agent, to twenty-one individual and corporate accredited investors. The aggregate offering price was $750,000, reflecting a $1.00 per share offering price. The placement agent received warrants to purchase 112,500 shares of Common Stock at $1.00 per share (the "Agent Warrants"), and $75,000 in cash. Sonus relied on Section 4(2) of the Act, and on Rule 506 of Regulation D promulgated thereunder, in issuing the shares without registering the offering under the Act. Sonus relied upon representations and warranties of the investors in the private placement contained in the subscription agreements entered into between Sonus and the private placement investors, to the effect that such investors were accredited investors, as well as investor questionnaires completed by such investors.

         On March 4, 1999, the Private Placement Shares were converted, on a one-for-one basis, into shares of Park in connection with the merger of Sonus Park Acquisition, Inc., a Virginia corporation and wholly-owned subsidiary of Park, with and into Sonus, with Sonus as the surviving corporation following the merger. As a consequence of the merger, Sonus became a wholly owned subsidiary of Park, and the former shareholders of Sonus (including the private placement investors) received approximately 92% of all of Park's capital stock. Park assumed the Agent Warrants and registration obligations of Sonus.

         On April 16, 1999, Park merged with and into the Registrant. The issued and outstanding shares of Park were automatically converted, on a one-for-one basis, into shares of Common Stock. The Registrant assumed Park's obligations with respect to all outstanding securities, including the Agent Warrants and the registration obligations of Park. Registrant was the surviving corporation following the merger, with Sonus as its wholly owned subsidiary. The issued and outstanding shares of Sonus are the Registrant's only material asset.

         In May, 1999, the Registrant offered $550,000 aggregate principal amount of its Debentures, with L. Flomenhaft & Co., Incorporated, acting as placement agent, to certain accredited investors. As of the date of this Form 10-SB, $415 aggregate principal amount of its Debentures have been sold. The Debentures are automatically converted into Common Stock upon the first closing of a private placement of Common Stock following the issuance of the Debentures at a conversion price of $1.50 or, if different, the price at which the shares of Common Stock are offered in such private placement. No commissions were earned on the private placement of Debentures, however, the placement agent will earn warrants entitling the placement agent to purchase, at $1.50 per share, a number of shares of Common Stock as is equal to 15% of the aggregate number of shares of Common Stock issued upon conversion of the Debentures, and 10% of the face amount of the Debentures in cash. The Registrant relied on Section 4(2) of the Act, and on Rule 506 of Regulation D promulgated thereunder, in issuing the Debentures without registration of the offering under the Act. The Registrant relied upon representations and warranties of the investors in the private placement which were contained in the Debenture Purchase Agreements entered into between the Registrant and the private placement investors, to the effect that such investors were accredited investors, as well as investor questionnaires completed by such investors.

ITEM 5.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

         Section 6.2 of the Registrant's Certificate of Incorporation provides that no director of the Registrant shall be liable to the Registrant or its stockholders for monetary damages except: (a) for any breach of the director's duty of loyalty to the Registrant or its stockholders; (b) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; (c) for the types of liability set forth in
Section 174 of the Delaware General Corporation Law; or (d) for any transaction from which the director received any improper personal benefit.

         Article 7 of the Registrant's Certificate of Incorporation and
Section 6.1 of the Registrant's Bylaws provides that, to the fullest extent permitted by the Delaware General Corporation Law, the Registrant shall indemnify any party to an action, suit or proceeding by reason of the fact that such person serves as a director or officer of the Registrant or as a director or officer of another entity at the bequest of the Registrant against all losses or amounts reasonably incurred or suffered in connection therewith. Section 145 of the Delaware General Corporation Law authorizes the Registrant to provide this protection to directors and officers and contains the standards for determining whether indemnification shall be made.

PART F/S

                    INDEX TO REGISTRANT (THE PARK GROUP, LTD.)
                              FINANCIAL STATEMENTS
                        AS OF DECEMBER 31, 1998 AND 1997


                                                                                                                 Page(s)
                                                                                                                 -------

Report of Independent Certified Public Accountants - Current Auditor                                             22

Report of Independent Certified Public Accountants - Prior Auditor                                               23

Financial Statements:

      Balance Sheets                                                                                             24

      Statements of Operations                                                                                   25

      Statement of Changes in Shareholders' Deficit                                                              26

      Statements of Cash Flows                                                                                   27

Notes to Financial Statements                                                                                    28


                          INDEPENDENT AUDITORS' REPORT


To the Board of Directors and Stockholders
The Park Group, Ltd.


We have audited the balance sheet of The Park Group, Ltd. (a Colorado corporation) as of December 31, 1998, and the related statements of operations, changes in shareholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the 1998 financial statements referred to above present fairly, in all material respects, the financial position of The Park Group, Ltd. as of December 31, 1998, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 3 to the financial statements, the Company has suffered recurring losses which raise substantial doubt about the Company's ability to continue as a going concern. Management's plans regarding this matter are described in Note 4. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.





                               /s/ Lazar Levine & Felix LLP
                               ----------------------------
                               LAZAR LEVINE & FELIX LLP


New York, New York
March 26, 1999

                            FORMER AUDITOR'S REPORT



                               SCOTT & GUILFOYLE
                          CERTIFIED PUBLIC ACCOUNTANTS
                           5 DAKOTA DRIVE, SUITE 206
                             LAKE SUCCESS, NY 11042
                                 (516) 775-9600


                          INDEPENDENT AUDITORS' REPORT


To the Board of Directors and Stockholders
The Park Group, Ltd.


We have audited the balance sheet of The Park Group, Ltd. (a Colorado corporation) as of December 31, 1998, and the related statements of operations, changes in shareholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the 1998 financial statements referred to above present fairly, in all material respects, the financial position of The Park Group, Ltd. as of December 31, 1998, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 3 to the financial statements, the Company has suffered recurring losses which raise substantial doubt about the Company's ability to continue as a going concern. Management's plans regarding this matter are described in Note 4. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.





                                             /S/ SCOTT & GUILFOYLE
                                             ---------------------------------
                                             SCOTT & GUILFOYLE


New York, New York
March 26, 1999

                              THE PARK GROUP, LTD.
                                 BALANCE SHEETS
                           DECEMBER 31, 1998 AND 1997

                                   - ASSETS -



                                                                                                1998            1997
                                                                                                ----            ----
CURRENT ASSETS:
         Cash                                                                                 $     261       $   5,386
                                                                                              ---------       ---------
TOTAL CURRENT ASSETS                                                                                261           5,386
                                                                                              ---------       ---------
                                                                                              $     261       $   5,386
                                                                                              ---------       ---------
                                                                                              ---------       ---------
               - LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIT) -

CURRENT LIABILITIES:
         Accrued expenses                                                                     $    --         $   1,682
         Due to shareholders                                                                       --            19,395
         Loan payable                                                                              --             2,250
                                                                                              ---------       ---------
TOTAL CURRENT LIABILITIES                                                                          --            23,327
                                                                                              ---------       ---------

COMMITMENTS AND CONTINGENCIES (NOTES 3 AND 4)

SHAREHOLDERS' EQUITY (Note 2):
         Preferred stock, no par value; 100,000,000 shares authorized; none issued and             --              --
         outstanding
         Common stock, $.0001 par value; 1,000,000,000 shares authorized; 91,184,052 and          9,118           3,369
         33,690,000 shares issued and outstanding for 1998 and 1997, respectively
         Additional paid-in capital                                                             243,129         219,733
         Accumulated deficit                                                                   (251,986)       (241,043)
                                                                                              ---------       ---------
                                                                                                    261         (17,941)
                                                                                              ---------       ---------
                                                                                              $     261       $   5,386
                                                                                              ---------       ---------
                                                                                              ---------       ---------



                             See accompanying notes.

                                                   THE PARK GROUP, LTD.
                                             STATEMENTS OF OPERATIONS
                                  FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997


                               1998           1997
                               ----           ----
REVENUES                    $    --        $    --
OPERATING EXPENSES            (10,943)       (13,062)
                            ---------      ---------
NET LOSS                    $ (10,943)     $ (13,062)
                            ---------      ---------
                            ---------      ---------

LOSS PER COMMON SHARE:

         Basic              $    --        $    --
                            ---------      ---------
                            ---------      ---------
         Diluted            $    --        $    --
                            ---------      ---------
                            ---------      ---------









                             See accompanying notes.

                              THE PARK GROUP, LTD.
                  STATEMENT OF CHANGES IN SHAREHOLDERS' DEFICIT


                                                                 Common Stock
                                                   ------------------------------------------
                                                                                    Paid -in       Accumulated
                                                    Shares           Amount         Capital          Deficit            Total
                                                    ------           ------         -------          -------            -----
Balance, December 31, 1996                         33,690,000      $    3,369      $  219,733      $ (227,981)      $   (4,879)
Net loss for the year ended December 31, 1997            --              --              --           (13,062)         (13,062)
                                                   ----------      ----------      ----------      ----------       ----------
Balance at December 31, 1997                       33,690,000           3,369         219,733        (241,043)         (17,941)
Conversion of loans                                42,698,875           4,270          17,375            --             21,645
Sale of common shares                              14,795,177           1,479           6,021            --              7,500
Net loss for the year ended December 31, 1998            --              --              --           (10,943)         (10,943)
                                                   ----------      ----------      ----------      ----------       ----------
BALANCE AT DECEMBER 31, 1998                       91,184,052      $    9,118      $  243,129      $ (251,986)      $      261
                                                   ----------      ----------      ----------      ----------       ----------
                                                   ----------      ----------      ----------      ----------       ----------







                             See accompanying notes.

                              THE PARK GROUP, LTD.
                            STATEMENTS OF CASH FLOWS
                 FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997


                                                          1998         1997
                                                        --------    --------
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS:

CASH FLOWS FROM OPERATING ACTIVITIES:
         Net loss                                       $(10,943)   $(13,062)
         Changes in operating assets and liabilities:
         (Decrease) increase in accrued expenses          (1,682)      1,682
                                                        --------    --------
         NET CASH (USED) IN OPERATING ACTIVITIES         (12,625)    (11,380)
                                                        --------    --------
CASH FLOWS FROM INVESTING ACTIVITIES                        --          --
                                                        --------    --------
CASH FLOWS FROM FINANCING ACTIVITIES:
         Loans received from shareholders                   --        14,516
         Other loans received                               --         2,250
         Proceeds from sale of common stock                7,500        --
                                                        --------    --------
         NET CASH PROVIDED BY FINANCING ACTIVITIES         7,500      16,766
                                                        --------    --------
NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS      (5,125)      5,386
         Cash and cash equivalents, beginning of year      5,386        --
                                                        --------    --------
CASH AND CASH EQUIVALENTS, END OF YEAR                  $    261    $  5,386
                                                        --------    --------
                                                        --------    --------

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
(1) Interest paid                                           --      $
    Taxes paid                                              --


(2) During 1998, the Company issued 42,698,875 shares of common stock in payment of loans aggregating $21,645.






                             See accompanying notes.

                              THE PARK GROUP, LTD.
                          NOTES TO FINANCIAL STATEMENTS
                           DECEMBER 31, 1998 AND 1997


NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

          NATURE OF BUSINESS:

          The Park Group, Ltd., (the Company), incorporated in the State of Colorado, commenced business operations on January 24, 1986. The books and records of the Company are kept in Florida and managed by a majority stockholder of the Company. The Company is commonly known as a blind pool and was seeking the acquisition of, or merger with an existing company. See Note 4 re: Subsequent Event.

          ESTIMATES:

          The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates and assumptions.

          RELATED PARTY TRANSACTIONS:

          The Company's President, Herbert R. Donica, provides management, legal, administrative services, and office space. For the years ended December 31, 1998 and 1997 there were no charges for these items.

          INCOME TAXES:

          As of December 31, 1998, the Company had a net operating loss carry forward of approximately $308,000 available to offset future taxable income through 2002.


NOTE 2 - CAPITAL STOCK:

          In July of 1996 the Company amended and restated its articles of incorporation to increase the authorized number of shares of common stock from 1,000,000 to 1,000,000,000, and to authorize 100,000,000 shares of preferred stock, the relative rights to be established by the Board of Directors at the time of issuance.

          On January 29, 1999, subsequent to the balance sheet date, and in connection with the merger (see Note 4), the shareholders of the Company approved a 1 for

          262.154216 reverse stock split of the Company's common stock. Additional shares were issued to round up each shareholder's fractional shares, and, as a result of this reverse split, 347,954 shares became outstanding.

NOTE 3 - GOING CONCERN:

          As shown in the financial statements, the Company incurred a net loss of $10,943 and $13,062 for the years ended December 31, 1998 and 1997, respectively. Combined with the fact that the Company has no working capital and an accumulated deficit of $251,986, it is management's assertion that these circumstances may hinder the Company's ability to continue as a going concern. See Note 4 re: Subsequent Events.

NOTE 4 - SUBSEQUENT EVENT:

          On February 26, 1999, subsequent to the balance sheet date, the Company and its newly formed, wholly owned subsidiary, Sonus Park Acquisitions, Inc., (a Virginia corporation) entered into an agreement to merge Sonus Park Acquisitions, Inc., (SPAC) with and into Sonus Communications, Inc., (a Virginia corporation), the surviving entity. As a result of this merger, Sonus Communications, Inc., (Sonus), became a wholly owned subsidiary of the Company.

          Sonus, a telecommunications company, currently provides satellite-based Internet, phone and facsimile access services to countries in the former Soviet Union and China. Sonus is also in the process of establishing such services in Pakistan and plans to enter other foreign markets as well.

                           SONUS COMMUNICATIONS, INC.
                 FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997

                                    - INDEX -


                                                       Page(s)
                                                       -------

Independent Auditors' Report                           31

Financial Statements:

         Balance Sheets                                32

         Statements of Operations                      33

         Statement of Shareholders' Equity (Deficit)   34

         Statements of Cash Flows                      35

Notes to Financial Statements                          36


                          INDEPENDENT AUDITORS' REPORT


To the Shareholders
Sonus Communications, Inc.
Arlington, Virginia


We have audited the balance sheets of Sonus Communications, Inc. as of December 31, 1998 and 1997 and the related statements of operations, shareholders' equity (deficit) and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Sonus Communications, Inc. as of December 31, 1998 and 1997 and the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles.


                                         /s/ Lazar Levine & Felix LLP
                                         ----------------------------
                                         LAZAR LEVINE & FELIX LLP



New York, New York
April 1, 1999

                           SONUS COMMUNICATIONS, INC.
                                 BALANCE SHEETS
                        AS OF DECEMBER 31, 1998 AND 1997

                                   - ASSETS -


                                                                                     1998          1997
                                                                                   ---------    ---------
CURRENT ASSETS:
         Cash and cash equivalents                                                 $   1,002    $     235
         Accounts receivable - trade                                                  41,244         --
         Installment sales receivable - net of unearned
         profit of $131,340 (Notes 3c and 4)                                         231,090         --
         Prepaid expenses and other current assets                                      --          2,018
                                                                                   ---------    ---------

TOTAL CURRENT ASSETS                                                                 273,336        2,253

FIXED ASSETS - NET (NOTES 3D AND 5)                                                  231,615         --
                                                                                   ---------    ---------

                                                                                   $ 504,951    $   2,253
                                                                                   ---------    ---------
                                                                                   ---------    ---------
               - LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIT) -

CURRENT LIABILITIES:
         Accounts payable and accrued expenses (Note 7)                            $ 212,039    $   2,149
         Interest payable - shareholder (Note 6)                                      17,496       10,498
         Accounts payable - equipment (Note 4)                                       356,273         --
                                                                                   ---------    ---------

TOTAL CURRENT LIABILITIES                                                            585,808       12,647
                                                                                   ---------    ---------

LONG-TERM LIABILITIES:
         Note payable - shareholder (Note 6)                                          99,969       99,969
                                                                                   ---------    ---------

COMMITMENTS AND CONTINGENCIES (NOTE 10)

SHAREHOLDERS' EQUITY (DEFICIT) (NOTES 2A AND 8):
         Common stock; par value $.001, 100,000,000 shares authorized,
         3,250,000 and 600 (pre-split) shares issued and outstanding
         in 1998 and 1997, respectively                                                3,250          600
         Additional paid-in capital                                                   12,197       14,847
         Accumulated deficit                                                        (196,273)    (125,810)
                                                                                   ---------    ---------
                                                                                    (180,826)    (110,363)


                                                                                   $ 504,951    $   2,253
                                                                                   ---------    ---------
                                                                                   ---------    ---------



                             See accompanying notes.

                           SONUS COMMUNICATIONS, INC.
                            STATEMENTS OF OPERATIONS
                 FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997


                                                           1998            1997
                                                       -----------    -----------
OPERATING INCOME:
         Telecommunication services (Note 3c)          $   225,840    $         0
         Consulting fee income (Note 7)                     61,450        121,318
                                                       -----------    -----------
                                                           287,290        121,318

OPERATING EXPENSES:
         Direct expenses                                   267,946         46,954
         General and administrative expenses                82,809        118,093
                                                       -----------    -----------
                                                           350,755        165,047

LOSS FROM OPERATIONS                                       (63,465)       (43,729)

         Interest expense (Note 6)                          (6,998)        (6,998)
                                                       -----------    -----------

LOSS BEFORE INCOME TAXES                                   (70,463)       (50,727)

         Provision for income taxes (Notes 3e and 9)          --             --
                                                       -----------    -----------

NET LOSS                                               $   (70,463)   $   (50,727)
                                                       -----------    -----------
                                                       -----------    -----------


BASIC LOSS PER COMMON SHARE (NOTE 3F)                  $      (.02)   $      (.02)
                                                       -----------    -----------
                                                       -----------    -----------


WEIGHTED AVERAGE NUMBER OF COMMON
SHARES OUTSTANDING (NOTE 3F)                             3,250,000      3,250,000
                                                       -----------    -----------
                                                       -----------    -----------





                             See accompanying notes.

                           SONUS COMMUNICATIONS, INC.
             STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY (DEFICIT)



                                                       ADDITIONAL         ACCUMULATED
                                    COMMON STOCK    PAID-IN CAPITAL         DEFICIT            TOTAL
                                    ------------    ---------------       -----------          -----

Balance at December 31, 1996         $     600         $  14,847          $ (75,083)         $ (59,636)
Net loss                                  --                --              (50,727)           (50,727)
                                     ---------         ---------          ---------          ---------
Balance at December 31, 1997               600            14,847           (125,810)          (110,363)
Adjustment for stock split               2,650            (2,650)              --                 --
Net loss                                  --                --              (70,463)           (70,463)
                                     ---------         ---------          ---------          ---------

BALANCE AT DECEMBER 31, 1998         $   3,250         $  12,197          $(196,273)         $(180,826)
                                     ---------         ---------          ---------          ---------
                                     ---------         ---------          ---------          ---------




                             See accompanying notes.

                           SONUS COMMUNICATIONS, INC.
                            STATEMENTS OF CASH FLOWS
                 FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997


                                                           1998         1997
                                                        ---------    ---------

CASH FLOWS FROM OPERATING ACTIVITIES:
         Net loss                                       $ (70,463)   $ (50,727)
         Adjustments to reconcile net loss to
         net cash provided (utilized) by operating
         activities:
         Depreciation                                      25,735         --
Changes in assets and liabilities:
         (Increase) in accounts receivable                (41,244)        --
         (Increase) in installment sales receivable      (231,090)        --
         Decrease in prepaid expenses                       2,018       48,065
         Increase (decrease) in accounts payable          209,890       (4,778)
         Increase in interest payable                       6,998        6,998
         Increase in accounts payable - equipment         356,273         --
                                                        ---------    ---------
NET CASH PROVIDED (UTILIZED) BY OPERATING ACTIVITIES      258,117         (442)

CASH FLOWS FROM INVESTING ACTIVITIES:
         Purchase of fixed assets                        (257,350)        --

CASH FLOWS FROM FINANCING ACTIVITIES                         --           --
                                                        ---------    ---------

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS          767         (442)

         Cash and cash equivalents, beginning of year         235          677
                                                        ---------    ---------


CASH AND CASH EQUIVALENTS, END OF YEAR                  $   1,002    $     235
                                                        ---------    ---------
                                                        ---------    ---------


SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION
         Interest paid                                  $    --      $    --
         Income taxes                                        --           --






                             See accompanying notes.

                           SONUS COMMUNICATIONS, INC.
                          NOTES TO FINANCIAL STATEMENTS
                           DECEMBER 31, 1998 AND 1997


NOTE 1 - DESCRIPTION OF BUSINESS:

         Sonus Communications, Inc., (the Company), was incorporated as MVP International, Inc., in the state of Virginia on May 25, 1995, and changed its name on July 8, 1998.

         The Company currently provides satellite-based Internet, phone and facsimile access services to countries within the former Soviet Union as well as China and Pakistan. Using leased-bandwidth and satellite connections, the Company also intends to enter other foreign markets through relationships it proposes to develop with other entities in other countries.

NOTE 2 - SUBSEQUENT EVENTS

         (a)      OFFERING OF SHARES OF COMMON STOCK:

                  In January, 1999, subsequent to the balance sheet date, the Company successfully completed the sale of 750,000 (post-split
                  - see Note 8) shares of its common stock in a private offering, at a price of $1.00 per share. Net proceeds realized from this offering aggregated $626,634.

         (b)      MERGER:

                  On February 26, 1999, subsequent to the balance sheet date, the Company entered into an agreement to merge with and into Sonus Park Acquisitions, Inc., (a Virginia corporation), a newly formed, wholly owned subsidiary of The Park Group, Ltd.,
                  (Park). The Company, which was the surviving entity, became a wholly owned subsidiary of Park.

NOTE 3 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

         The Company's accounting policies are in accordance with generally accepted accounting principles. Outlined below are those policies considered particularly significant.

         (a)      USE OF ESTIMATES:

                  In preparing financial statements in accordance with generally accepted accounting principles, management makes certain estimates and assumptions, where applicable, that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period. While actual results could differ from those estimates, management does not expect such variances, if any, to have a material effect on the financial statements.

         (b)      STATEMENTS OF CASH FLOWS:

                  For purposes of the statements of cash flows the Company considers all highly liquid investments purchased with a remaining maturity of three months or less to be cash equivalents.

         (c)      REVENUE RECOGNITION:

                  The Company recognizes revenue as services are rendered to customers. In connection with certain sales, however, when the related receivables are collected over extended periods of time, profit is recognized on the installment method as receivables are collected.

         (d)      DEPRECIATION AND AMORTIZATION:

                  Fixed assets are reflected at cost. Depreciation is provided using the straight-line method over the following useful lives:

                      Machinery and equipment         5 years
                      Furniture and fixtures          7 years

                  Maintenance and repairs are expensed as incurred. Depreciation expense for the years ended December 31, 1998 and 1997 aggregated $25,635 and $0 respectively.

         (e)      INCOME TAXES:

                  Deferred tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, and to net operating loss and tax credit carry forwards, measured by enacted tax rates for years in which taxes are expected to be paid or recovered (see Note 9).

         (f)      EARNINGS (LOSS) PER SHARE:

                  Earnings (loss) per share has been computed on the basis of the weighted average number of common shares outstanding during each period presented according to the standards of SFAS No. 128 "EARNINGS PER SHARE" ("SFAS 128"). See Note 8 re: stock split.

         (g)      STATEMENT OF COMPREHENSIVE INCOME:

                  SFAS 130 "Reporting Comprehensive Income" is effective for years beginning after December 15, 1997. This statement prescribes standards for reporting comprehensive income and its components. Since the Company currently does not have any items of other comprehensive income, a statement of comprehensive income is not yet required. Comprehensive income consists of net income or loss and other comprehensive income (income, expenses, gains and losses that bypass the income statement and are reported directly as a separate component of equity).

NOTE 4 - INSTALLMENT SALES RECEIVABLE:

         During 1998, the Company purchased telecommunications equipment from a vendor in the aggregate amount of $427,943, of which $196,853 was placed in service. The remainder of this equipment, at a cost of $231,090, was sold to Egrisi Joint Stock Company, Ltd., an entity in the nation of Georgia for $362,430. Since the payment terms are based on usage of the equipment, the collection period may be extended, and as such, the Company has recorded this sale under the installment sales method, (see Note 3c). Each payment collected will be allocated to cost and profit, in the same ratio that these two elements existed in the original sale.

         As of December 31, 1998, no payments had been collected. Starting in March 1999, Egrisi Joint Stock Company, Ltd. began making weekly payments.

NOTE 5 - FIXED ASSETS:

         Fixed assets consist of the following:


                                                     1998         1997
                                                   ---------    -------
                  Telephonic equipment             $ 257,350    $   --
                  Less: accumulated depreciation     (25,735)       --
                                                   ---------    -------
                                                   $ 231,615    $   --
                                                   ---------    -------
                                                   ---------    -------


NOTE 6 - NOTE PAYABLE - SHAREHOLDER:

         Note payable - shareholder represents advances made to the Company, by a shareholder, bearing interest at an annual rate of 7%. Interest accrued and unpaid as of December 31, 1998 and 1997, aggregated $17,496 and $10,498, respectively.

NOTE 7 - RELATED PARTY TRANSACTIONS:

         The Company provides consulting services to Goodwill Communications USA, Inc., (Goodwill USA), a Virginia corporation which is 90% owned by the Company's two shareholders. Income earned for such services aggregated $37,450 and $119,613, for 1998 and 1997, respectively.

         Goodwill USA holds certain satellite service contracts, which it does not use and which are material to the business operations of the Company. The Company has been utilizing the services of these contracts and has been making the appropriate payments to either Goodwill USA or the service provider. In March of 1999, subsequent to the year end, such service contracts were assigned to the Company by Goodwill USA.

         As of December 31, 1998, accounts payable include $100,461 payable to Goodwill USA with respect to such contracts.

NOTE 8 - SHAREHOLDERS' EQUITY:

         In December 1998, the two shareholders of the Company approved an amendment to its Articles of Incorporation changing the par value of its shares from $1.00 to $.001 and increasing the authorized capital from 1,000 to 100,000,000 shares of common stock. On January 10, 1999 (subsequent to the balance sheet date) this change was effected and the Board of Directors authorized a stock split of 5,415 shares of common stock for each share of common stock then outstanding. This transaction has been retroactively reflected as of December 31, 1998. All references in the accompanying financial statements to per share amounts have also been restated to retroactively reflect this split.

NOTE 9 - INCOME TAXES:

         No provision for Federal and state income taxes has been recorded since the Company has incurred losses through December 31, 1998, aggregating $196,273. Deferred tax assets at December 31, 1998 and 1997 which consist primarily of the tax effect of net operating loss carry forwards, amount to approximately $60,000 and $39,000, respectively. The Company has provided a full, 100% valuation allowance on the deferred tax assets at December 31, 1998 and 1997 to reduce such asset to zero, since there is no assurance that the Company will generate future taxable income to utilize such asset. Management will review this valuation allowance requirement periodically and make adjustments as warranted.

NOTE 10 - COMMITMENTS AND CONTINGENCIES:

         (a)      OPERATING LEASES:

                  In January 1999, subsequent to the balance sheet date, the Company entered into three-year leases for space in New York and Los Angeles to house its equipment for operations. These leases include provisions for a one-time charge of $8,700, for installation services provided by the lessor. In March 1999 subsequent to the balance sheet date, the Company entered into a three-year lease for new office space. During 1998, the Company utilized space rented on a month-to-month basis. Prior to 1998, a shareholder of the Company provided office space at no charge.

                  The Company is obligated under long-term lease commitments for warehouse and office space as follows:

                                 1999                  $ 57,513
                                 2000                    72,546
                                 2001                    74,037
                                 2002                    16,703
                                                       --------
                                                       $220,799
                                                       --------

                     Rental expense for the years ended December 31, 1998 and 1997 were $10,800 and $0, respectively.

         (b)         Other Matters:

             (i) During the year ended December 31, 1996 the Company wrote off a $100,000 equity investment it had made in SFH Trading & Brokerage ("SFH"), a company located in Switzerland. The Company has been unable to recover its investment from SFH. The Company is continuing to seek the assistance of the appropriate policing authorities in order to locate SFH and recover their investment.

            (ii) The Company is dependent on certain primary providers of leased-line network capacity and internet access and upon third parties to provide telecommunications services to its customers.

           (iii) Through December 31, 1998, the Company had only one major customer to which it was providing telecommunications services. For the year ended December 31, 1998, sales to this customer accounted for more than 50% of revenues from such services.

            (iv) As a telecommunications company providing international telephone services, the Company is subject to the 1996 Telecommunications Act which is administered by the FCC.

                       SONUS COMMUNICATION HOLDINGS, INC.
                     INDEX TO PRO FORMA FINANCIAL STATEMENTS


                                                                  PAGE(S)
                                                                  -------

Introduction to Pro Forma Financial Statements                     42

Financial Statements:

         Balance Sheet as of December 31, 1998                     43

         Statements of Operations Year Ended 12/31/98              44

         Statements of Operations Year Ended 12/31/97              45

Notes to Pro Forma Financial Statements                            46


                       SONUS COMMUNICATION HOLDINGS, INC.
                 INTRODUCTION TO PRO FORMA FINANCIAL STATEMENTS
                                   (UNAUDITED)



The following unaudited pro forma financial statements have been prepared based upon certain pro forma adjustments to the historical financial statements of Sonus Communication Holdings, Inc., (formerly The Park Group, Ltd.). The pro forma financial statements should be read in conjunction with the notes thereto and the historical financial statements of Sonus Communication Holdings, Inc., (the Company).

The accompanying pro forma balance sheet has been presented as if the transactions described below occurred at the Company's balance sheet date, December 31, 1998. The accompanying pro forma statements of operations have been prepared as if the transactions occurred at the beginning of the years ended December 31, 1998 and 1997.

These pro forma financial statements do not purport to be indicative of the results which would actually have been obtained had the pro forma transactions been completed as of the beginning of the years ended December 31, 1998 and 1997.

The pro forma transactions (see notes to pro forma financial statements) are as follows:

-        the consummation of a private offering of Sonus' common shares
-        the reverse stock split of the outstanding common shares of the Company
- the merger of Sonus Communications, Inc. (Sonus) into a newly-formed, wholly-owned subsidiary of the Company, with Sonus being the surviving entity

                                        SONUS COMMUNICATION HOLDINGS, INC.
                                              PRO FORMA BALANCE SHEET
                                                 DECEMBER 31, 1998
                                                    (UNAUDITED)



                                                           Historical
                                              ------------------------------
                                                   Sonus           Sonus
                                               Communication  Communications,
                                              Holdings, Inc.        Inc.         Transactions and Adjustments        Consolidated
                                              --------------- ---------------  --------------------------------      -------------
                                   - ASSETS -
CURRENT ASSETS:
    Cash                                        $       261    $     1,002      $   626,634(1)                       $   627,897
    Accounts receivable                                   0         41,244                                                41,244
    Installment sale receivable                           0        231,090                                               231,090
                                                -----------    -----------                                           -----------

TOTAL CURRENT ASSETS                            $       261        273,336                                               900,231

FIXED ASSETS                                              0        231,615                                               231,615

INVESTMENT IN SUBSIDIARY                                  0              0          642,081(3)          642,081(4)             0
                                                -----------    -----------                                           -----------


TOTAL ASSETS                                    $       261    $   504,951                                           $ 1,131,846
                                                -----------    -----------                                           -----------
                                                -----------    -----------                                           -----------

                     - LIABILITIES AND STOCKHOLDERS' EQUITY -


CURRENT LIABILITIES:
    Accounts payable & accrued liabilities      $         0    $   212,039                                           $   212,039
    Interest payable - shareholder                        0         17,496                                                17,496
    Accounts payable - equipment                          0        356,273                                              356,273
                                                -----------    -----------                                           -----------

TOTAL CURRENT LIABILITIES                                 0        585,808                                               585,808
                                                -----------    -----------                                           -----------

NON-CURRENT LIABILITIES:
    Note payable - shareholder                            0         99,969                                                99,969
                                                -----------    -----------                                           -----------
                                                          0         99,969                                                99,969
                                                -----------    -----------                                           -----------

STOCKHOLDERS' EQUITY (DEFICIT):
    Preferred stock                                       0              0                                                     0
    Common stock                                      9,118          3,250            9,083(2)              750(1)           435
                                                                                      4,000(4)              400(3)
    Additional paid-in capital                      234,129         12,197          638,081(4)            9,083(2)       893,893
                                                                                                                         625,884(1)
                                                                                                                         641,681(3)
    Accumulated deficit                            (251,986)      (196,273)                                             (448,259)
                                                -----------    -----------                                           -----------

Total stockholders' equity (deficit)                    261       (180,826)                                              446,069
                                                -----------    -----------                                           -----------

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY      $       261    $   504,951                                           $ 1,131,846
                                                -----------    -----------                                           -----------
                                                -----------    -----------                                           -----------

                                         SONUS COMMUNICATON HOLDINGS, INC.
                                        PRO FORMA STATEMENTS OF OPERATIONS
                                       FOR THE YEAR ENDED DECEMBER 31, 1998
                                                    (UNAUDITED)


                                                              Historical
                                                --------------------------------
                                                    Sonus              Sonus
                                                Communication     Communications,   Transactions and
                                                Holdings, Inc.         Inc.          Adjustments       Consolidated
                                                --------------    ---------------  ------------------  ------------

REVENUES - NET                                  $         0       $   287,290                           $   287,290
                                                -----------       -----------                           -----------

COSTS AND EXPENSES:
         Cost of revenues                                 0           267,946                               267,946
         General and administrative                  10,943            82,809                                93,752
                                                -----------       -----------                           -----------

TOTAL OPERATING EXPENSES                             10,943           350,755                               361,698
                                                -----------       -----------                           -----------

LOSS FROM OPERATIONS                                (10,943)          (63,465)                              (74,408)

         Interest expense                                 0            (6,998)                               (6,998)
                                                -----------       -----------                           -----------


NET LOSS                                        $   (10,943)      $   (70,463)                          $   (81,406)
                                                -----------       -----------                           -----------
                                                -----------       -----------                           -----------


WEIGHTED AVERAGE COMMON SHARES OUTSTANDING          174,360                                               4,174,360
                                                -----------                                            -----------
                                                -----------                                            -----------

BASIC LOSS PER SHARE                            $     (0.06)                                           $     (0.02)
                                                -----------                                            -----------
                                                -----------                                            -----------

                       SONUS COMMUNICATION HOLDINGS, INC.
                       PRO FORMA STATEMENTS OF OPERATIONS
                      FOR THE YEAR ENDED DECEMBER 31, 1997
                                   (UNAUDITED)


                                                          Historical
                                               --------------------------------
                                                  Sonus              Sonus
                                               Communication     Communications,  Transactions and
                                               Holdings, Inc.         Inc.          Adjustments      Consolidated
                                                -----------       -----------     ----------------   -----------

REVENUES - NET                                  $         0       $   121,318                         $   121,318
                                                -----------       -----------                         -----------

COSTS AND EXPENSES:
         Cost of revenues                                 0            46,954                              46,954
         General and administrative                  13,062           118,093                             131,155
                                                -----------       -----------                         -----------

TOTAL OPERATING EXPENSES                             13,062           165,047                             178,109
                                                -----------       -----------                         -----------

LOSS FROM OPERATIONS                                (13,062)          (43,729)                            (56,791)

         Interest expense                                 0            (6,998)                             (6,998)
                                                -----------       -----------                         -----------


NET LOSS                                        $   (13,062)      $   (50,727)                        $   (63,789)
                                                -----------       -----------                         -----------
                                                -----------       -----------                         -----------

WEIGHTED AVERAGE COMMON SHARES OUTSTANDING          128,513                                             4,128,513
                                                -----------                                          -----------
                                                -----------                                          -----------

BASIC LOSS PER SHARE                            $     (0.10)                                         $     (0.02)
                                                -----------                                          -----------
                                                -----------                                          -----------

                       SONUS COMMUNICATION HOLDINGS, INC.
                     NOTES TO PRO FORMA FINANCIAL STATEMENTS
                             AS OF DECEMBER 31, 1998
                                   (UNAUDITED)


NOTE - 1 On January 21, 1999, Sonus Communications Inc., (Sonus) completed the sale of 750,000 of its common shares in a private offering at a price of $1.00 per share. Net proceeds from this offering aggregated $626,634. As a result of this offering, Sonus had 4,000,000 common shares outstanding.

NOTE - 2 On January 29, 1999, Sonus Communication Holdings, Inc., (the Company) effected a 1 for 262.154216 reverse stock split of its common stock. Additional shares were issued to round up each shareholder's fractional shares, and, as a result 347,954 shares became outstanding.

NOTE - 3 On March 4, 1999, Sonus merged with and into Sonus Park Acquisitions, Inc. a newly formed subsidiary of Sonus Communication Holdings, Inc. (formerly The Park Group). Sonus was the surviving entity of this merger. In conjunction with this merger, the Company issued 4,000,000 common shares to the Sonus shareholders in exchange for the 4,000,000 Sonus shares held by them.

NOTE - 4 This adjustment eliminates the Company's investment in Sonus, due to consolidation.

PART III

ITEM 1.  INDEX TO EXHIBITS

Exhibit No.                                                                         PAGE
-----------                                                                         ----
2.1      Certificate of Incorporation

2.2      By-laws

3.1      Instruments defining the rights of security holders

         (a) Stock Subscription Agreement dated January 14, 1999
         (b) Placement Agent Agreement dated January 14, 1999
         (c) Shareholders Agreement dated as of January 21, 1999
         (d) Debentures dated May 5, 1999
         (e) Debenture Purchase Agreement dated May 5, 1999
         (f) Articles of Merger dated February 26, 1999
         (g) Articles of Merger dated April 12, 1999
         (h) Certificate of Merger dated April 12, 1999
         (i) Form of Warrant
         (j) Placement Agent Warrant

6.1      Material contracts

         (a) Consulting Agreement dated January 14, 1999
         (b) Placement Agent Agreement dated January 14, 1999, attached hereto as Exhibit 3.1(b) and incorporated herein by reference
         (c) Employment Agreement with Richard D. Rose dated April 15, 1999
         (d) Consulting Agreement with Raleigh Coffin dated as of April 15, 1999
         (e) 10% Convertible Debentures, attached hereto as Exhibit 3.1(d) and incorporated herein by reference
         (f) Consulting Agreement dated April 15, 1999 between the Registrant and Coffin & Sons, Inc.



ITEM 2.  DESCRIPTION OF EXHIBITS

SIGNATURES

In accordance with Section 12 of the Securities Exchange Act of 1934, the Registrant caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONUS COMMUNICATION HOLDINGS, INC.
--------------------------------------------------------------------------------
(Registrant)

Date: May 12, 1999

By: /s/ W. Todd Coffin

Name: W. Todd Coffin
Title:   Chief Executive Officer

By: /s/ Richard D. Rose

Name: Richard D. Rose
Title:   Chief Financial Officer